Mail Stop 3561-CF/AD 11
      						September 13, 2005

Via U.S. Mail and Fax (714) 288 5919

Mr. Michael P. Pope, President
Time Lending, California, Inc.
1040 E. Katella Avenue, Suite B1
Orange, CA 92867

	RE:	Time Lending, California, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
		Filed October 13, 2004
      Form 10-QSB for the period ended March 31, 2005
      Filed on May 16, 2005
      File No. 333-59114

Dear Mr. Pope:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. Michael P. Pope
September 13, 2005
Page 2


Form 10-KSB for the year ended June 30, 2004

Accounting comments:

Financial Statements:

Consolidated Statement of Stockholders` Equity (Deficit), page F-6

1. Please refer to the issuance of common stock issued during the fiscal year ended June 30, 2004. For each issuance of equity securities, please tell us if each issuance of equity instrument was accounted for based on the fair value of the consideration received or the fair value of the equity instrument was issued. Also, provide us computation to support how the amount was determined for each issuance of equity securities for non-cash consideration. Refer to paragraphs 8-10 to SFAS 123.

Notes to Consolidated Financial Statements

Note 1. Organization and Presentation

Revenue Recognition, page F-7

2. We note in your Form 10-KSB for the years ended June 30, 2003 and
2004 that you have recognized the revenues on the "modified cash basis" of accounting. It appears to us that your revenue recognition policy is not in accordance with GAAP. Please tell us how your revenue recognition policy complies with Topic 13 of the Staff Accounting Bulletins and paragraph 84 of the Statement of Financial
Accounting Concepts No. 5.

Net Earning (Loss) per share, page F-8

3. Please revise to disclose the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive. See paragraph 40 of SFAS 128.

Form 10-Q for the quarter ended March 31, 2005

4. Tell us about the nature of the notes receivable.



Mr. Michael P. Pope
September 13, 2005
Page 3



In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
								Assistant Director